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                                                                    EXHIBIT 99.2

PRESS RELEASE


OLICOM COMPLETES ACQUISITION OF CROSSCOMM;
MERGER STRENGTHENS OLICOM'S POSITION IN CORE MARKET

Newly Merged Company Uniquely Suited To Deliver High-Availability Networking Solutions in IBM-Centric Token-Ring Environments

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COPENHAGEN and DALLAS, June 12, 1997 -- Olicom (Nasdaq: OLCMF), a leading global supplier of high-performance networking solutions, today announced that the company has completed its acquisition of CrossComm Corporation (formerly
Nasdaq: XCOM), a leading provider of ATM and multi-protocol router technology for mission-critical IBM-centric Token-Ring environments. The combined company will retain the name Olicom and the Nasdaq stock listing OLCMF.

Each of the approximately 9.5 million outstanding shares of CrossComm will be exchanged for $5.00 in cash, 0.2667 shares of Olicom common stock, and three-year warrants to purchase 0.1075 shares of Olicom common stock at an exercise price of $19.74 per whole share. The acquisition will be accounted for using purchase accounting, and Olicom anticipates recognizing a significant non-recurring expense during the second quarter in order to write off in-process R&D and certain other acquisition-related expenses. Olicom warrants will trade on the Nasdaq National Market under the symbol OLCFW. The total value of the transaction is estimated in excess of $90 million.

With the completion of this acquisition, Olicom is positioned to address the global market for end-to-end connectivity solutions in IBM-centric Token-Ring environments, and provide solutions that deliver on the promise of ATM in the real world. The combination of Olicom and CrossComm enables a single company to provide customers worldwide with comprehensive end-to-end networking solutions, with a specific focus on fault-tolerant connectivity for large enterprises running mission-critical applications.

"Both Olicom and CrossComm have proven track records building networking solutions for enterprises that simply cannot afford downtime, and we share an important philosophy in migrating our users to future technologies," said Lars Stig Nielsen, founder and CEO of Olicom A/S. "This is great news for the customers of both companies. Not only have we leapfrogged ahead by at least 18





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months in the delivery of comprehensive network solutions, but our heightened focus on our core market - Token-Ring and SNA - gives Olicom and CrossComm customers a clear advantage as we help them migrate to higher-speed technologies."

This merger represents an important advance for the Token-Ring market, as many customers with large installed Token-Ring networks are still looking for the company that will lead them into the future of networking. "Our acquisition of CrossComm gives us a critical boost in the market in terms of providing investment protection for the existing network infrastructure while ensuring a cost-effective and intelligent migration path to ATM," said Stig Nielsen. "Even though Fast Ethernet and Gigabit Ethernet are important to Olicom's high speed networking strategy, Olicom will continue to fortify its commitment to the Token-Ring market. We want to make sure that Token-Ring users do not feel abandoned."

"At Prudential Securities, we anticipate an important benefit from this merger in terms of the complementary fit of products," said Ed Mann, senior vice president of network services at Prudential Securities, Inc. in New York. Prudential Securities is now one of the largest customers of the newly merged company. "The integration of Olicom's workgroup switches into CrossComm's XL backbone platform enables us to consolidate network management and get much tighter integration of services between the desktop and the backbone. In addition, we're now dealing with a company that can cover a much broader range of our needs."

The two companies have already made considerable progress in aligning their R&D and product development efforts. The first phase of Olicom's joint product road map has been completed, wherein Olicom's advanced LAN and ATM switching technology will be integrated into CrossComm's XL Series of backbone chassis systems.

Olicom has chosen to standardize on CrossComm's industry-leading IMS network management platform, which will enable the industry's first end-to-end networking solution that is integrated and unified under a single network management interface. Similarly, with the integration of Olicom's product line, CrossComm's recently announced ClearSession fault-tolerance protocol (see CrossComm press release, May 6, 1997) will soon be implemented from one end of the network to the other.

Olicom develops and markets a broad range of Token-Ring, Fast Ethernet and ATM local area network products. Olicom products are distributed worldwide by a network of strategic partners and resellers. More information on Olicom is available from the company's SEC filings or by contacting the company directly. Olicom news and product/service information are available at the company's Web sites.

This news release contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ from predicted results. Achieving the anticipated benefits of the merger will depend in part upon whether the integration of the two companies' businesses is accomplished





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in an efficient manner, and there can be no assurance that this will occur. The combination of the two companies will require, among other things, integration of the companies' respective product offerings, coordination of their sales and marketing organizations, and the research and development efforts. There can be no assurance that integration will be accomplished smoothly or successfully.
The difficulties of such integration may be increased by the necessity of coordinating geographically-separated organizations. The integration of certain operations following the merger will require the dedication of management resources which may temporarily distract attention from the day-to-day business of the respective companies. The inability of management to successfully integrate the operations of the two companies could have an adverse affect on the business and results of operations of the combined companies. In addition, there can be no assurance that present and potential customers of CrossComm and Olicom will continue their current buying patterns and any significant delay or reduction in orders could have an adverse affect on the results of operations. Further information on factors that could affect the combined company's results are detailed from time to time in Olicom's filings with the Securities and Exchange Commission.





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